UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 17)

                             ThermoTrex Corporation
                         ------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  883666 10 9
                              ------------------
                                (CUSIP Number)


   Seth H. Hoogasian, Esq.                        Thermo Electron Corporation
       General Counsel                                 81 Wyman Street
        (781)622-1000                                Waltham, MA 02454-9046
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                 June 3, 1999
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
--------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
            3              SEC USE ONLY

--------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*


                           WC; OO
--------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          18,297,700
       WITH
                    ------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
                    ------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           18,297,700
                    ------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           18,297,700
--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
--------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           80.5%
--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
--------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoTrex Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in May 1999, of more than one percent.

Item 3.     Source and Amount of Funds or Other Consideration.

      The following are hereby added as the first two sentences of Item 3:

      The Reporting Person has expended approximately $48,300,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person has purchased, in a private transaction, 3,712,072 newly issued Shares directly from the Issuer. The purpose of this sale is to increase the Reporting Person's ownership of the Issuer to more than 80%, which will allow the Issuer and the Reporting Person to file consolidated tax returns. The price for such Shares, $11.25 per Share, was established at the time of sale by a committee of the board of directors of the Issuer.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a) and 5(c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 18,297,700 Shares, or approximately 80.5% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 182,201 Shares or approximately 1% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 112,100 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         6,000
Samuel W. Bodman                                              0
Peter O. Crisp                                           40,288
Elias P. Gyftopoulos                                      6,000
George N. Hatsopoulos                                    44,889
John N. Hatsopoulos                                      23,844
Brian D. Holt                                                 0
Frank Jungers                                            12,500
Paul F. Kelleher                                          8,916
John T. Keiser                                                0
Theo Melas-Kyriazi                                        5,000
Earl R. Lewis                                                 0
Robert A. McCabe                                         11,500
Donald E. Noble                                           6,000
Robert W. O'Leary                                         1,500
Hutham S. Olayan                                          6,000
William A. Rainville                                      1,797
Arvin H. Smith                                            1,967
Richard F. Syron                                              0
Roger D. Wellington                                       6,000
All directors and current executive                     182,201
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Melas-Kyriazi, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. O'Leary, Mr. Wellington, and all directors and executive officers as a group include 6,000, 7,600, 6,000, 30,000, 21,000, 6,000, 5,000, 5,000, 6,000, 6,000, 6,000, 1,500,
6,000 and 112,100 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (c) The Reporting Person has effected the following transactions with respect to the Shares since the date of its last filing on Schedule 13D: on June 3, 1999, the Reporting Person purchased 562,950 Shares in a privately negotiated transaction with an institutional shareholder at a price of $11.25 per Share, and on June 4, 1999, the Reporting Person purchased 3,712,072 Shares directly from the Issuer at a price of $11.25 per Share. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares since the date of its last filing on
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The second paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 18,297,700 Shares beneficially owned by the Reporting Person, (i) 370,370 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 83,800 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 43,500 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 30,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 21,000 Shares within 60 days; Mr. Peter O. Crisp has the right to acquire 7,600 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. Theo Melas-Kyriazi has the right to acquire 5,000 Shares within 60 days.

      Item 7. Material to be Filed as Exhibits.

            The following document is hereby added as an exhibit:

      (i) Agreement for Sale of Shares, by and between ThermoTrex Corporation and Thermo Electron Corporation, dated as of June 4, 1999.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Date: June 8, 1999                  THERMO ELECTRON CORPORATION


                                    By:/s/ Theo Melas-Kyriazi
                                       ------------------------
                                        Theo Melas-Kyriazi
                                        Vice President and
                                        Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.



John M. Albertine:                              Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                               Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                                 Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                           Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                                  Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                               Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                                Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                              Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                               Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                            Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.



Richard F. Syron:                               Director, President and Chief
                                                Executive Officer, Thermo
                                                Electron

George N. Hatsopoulos:                          Director and Chairman of the
                                                Board, Thermo Electron

John N. Hatsopoulos:                            Director and Vice Chairman of
                                                the Board, Thermo Electron

Theo Melas-Kyriazi:                             Vice President and Chief
                                                Financial Officer, Thermo
                                                Electron
Mr. Melas-Kyriazi is a citizen of Greece.

Earl R. Lewis:                                  Chief Operating Officer,
                                                Measurement and Detection,
                                                Thermo Electron

William A. Rainville:                           Chief Operating Officer,
                                                Recycling and Resource Recovery,
                                                Thermo Electron

Paul F. Kelleher:                               Senior Vice President, Finance &
                                                Administration and Chief
                                                Accoutning Officer, Thermo
                                                Electron

Brian D. Holt:                                  Chief Operating Officer, Energy
                                                and Environment, Thermo Electron

John T. Keiser:                                 Chief Operating Officer,
                                                Biomedical and Emerging
                                                Technologies, Thermo Electron

Exhibit (i)

                          AGREEMENT FOR SALE OF SHARES


      Thermo Electron Corporation, a Delaware corporation with a principal place of business at 81 Wyman Street, Waltham, Massachusetts 02454-9046 (the "Purchaser"), and ThermoTrex Corporation, a Delaware corporation with a principal place of business at 10455 Pacific Center Court, San Diego, California 92121 (the "Seller"), hereby agree as follows:

      1. The Seller hereby agrees to sell, and the Purchaser hereby agrees to purchase, 3,712,072 shares of the Seller's common stock, $.01 par value per share (the "Common Stock"), for consideration of $11.25 per share in cash, and the Seller and the Purchaser agree to execute any and all further documents necessary to complete the transfer of the shares sold hereunder (the "Shares") to the Purchaser.

      2. The Seller represents and warrants that (i) the Shares are not subject to any encumbrance of any nature, and (ii) it does not need the consent of any person to sell the Shares to the Purchaser.

      3. (a) The Purchaser represents and warrants to, and covenants with, the Seller that: (i) the Purchaser is acquiring the Shares being purchased by it for its own account for investment and with no present intention of distributing such Shares; and (ii) the Purchaser will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares except in compliance with the Securities Act and the rules and regulations promulgated thereunder.

            (b) The Purchaser acknowledges, represents and agrees that:

            (i) certificates evidencing the Shares will be delivered to it upon the purchase thereof with a legend substantially to the following effect:

         THE SECURITIES EVIDENCED BY THIS CERTIFICATE WERE ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE OFFERED, SOLD,

         TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR AN
         OPINION (WHICH SHALL BE IN FORM AND SUBSTANCE SATISFACTORY TO THE SELLER) OF COUNSEL SATISFACTORY TO THE SELLER, THAT SUCH REGISTRATION IS NOT REQUIRED.

         The Purchaser agrees that any sale, transfer, pledge, hypothecation or other disposition made by it shall be made in compliance with such legend; and

           (ii) it understands that it must bear the economic risk of its investment for an indefinite period of time because the Shares have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

      4. The closing of the sale of the Shares will take place on June 8, 1999.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of June 4, 1999.


                                          THERMO ELECTRON CORPORATION



                                          By:/s/ Theo Melas-Kyriazi
                                             -------------------------
                                          Theo Melas-Kyriazi
                                          Chief Financial Officer


                                          THERMOTREX CORPORATION




                                          By: /s/ John T. Keiser
                                             --------------------------
                                          John T. Keiser
                                          Chairman of the Board of
                                          Directors